FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

Commission File Number: 000-30666

NETEASE.COM, INC.

2/F, Tower B

Keeven International Research & Development Centre

No. 43 West Road North Third Ring Road, Haidian District

Beijing, People’s Republic of China 100086

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N.A.

The index of exhibits may be found at Page 2

NETEASE.COM, INC.

Form 6-K

Page
Signature	Page 3

Press Release Regarding Earnings Results for the Fourth Quarter and Year Ended 2006 dated February 27, 2007	Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE.COM, INC.

By:	/s/ Denny Lee
Name:	Denny Lee
Title:	Chief Financial Officer

Date: March 8, 2007

Exhibit 99.1

Press Release

Contact for Media and Investors:

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

Grace Zhao

NetEase.com, Inc.

gracezhao@corp.netease.com

Tel: (+8610) 8255-8208

NetEase.com Reports Fourth Quarter and Fiscal Year 2006

Unaudited Financial Results

Record Peak Concurrent Users for Fantasy Westward Journey and Westward Journey Online II

Tianxia II Preparing for On-time Open Beta Testing and Commercial Launch during First Quarter 2007

(Beijing – February 27, 2007) – NetEase.com, Inc. (NASDAQ: NTES), one of China’s leading Internet and online game services providers, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2006.

Highlights for the Fourth Quarter 2006

•	Online game revenues were better than the Company’s guidance and decreased 3.5% to RMB451.6 million (US$57.9 million) compared to the preceding quarter;

•

U.S. GAAP net profit for the quarter increased 1.7% to RMB320.2 million (US$41.0 million), equivalent to US$0.32 (basic) and US$0.30 (diluted) earnings per American Depositary Share (ADS) compared to the preceding quarter;

•	Fantasy Westward Journey and Westward Journey Online II reported record peak concurrent user numbers of approximately 1,335,000 and 603,000, respectively;

•

Westward Journey III, which is the upgraded version of Westward Journey Online II, has come to the final stage of its development phase, and is scheduled to launch its internal close beta testing in the second quarter of 2007;

•	The Phase II unlimited open beta testing for the Company’s next generation online 3D game, Tianxia II, will be launched on March 1, 2007;

•	The Company’s new proprietary search engine entered beta testing in December 2006 and is expected to enter open beta testing during the second quarter of 2007; and

•

As of December 31, 2006, approximately 3.6 million of the Company’s issued and outstanding ADSs had been repurchased for an aggregate purchase consideration of US$60.1 million (including transaction costs) pursuant to the share repurchase program announced on August 29, 2006.

Highlights for Fiscal Year 2006

•	Total revenues grew 30.9% year-over-year to RMB2,217.2 million (US$284.1 million);

•	Online game revenues grew 34.5% year-over-year to RMB1,856.1 million (US$237.8 million);

•

U.S. GAAP net profit for the year grew 33.3% to RMB1,242.8 million (US$159.2 million), equivalent to US$1.23 (basic) and US$1.14 (diluted) earnings per ADS, compared to RMB932.0 million (US$115.5 million, equivalent to US$0.90 (basic) and US$0.82 (diluted) per ADS in fiscal 2005 and

•	Total cash and time deposit balance was RMB3.9 billion (US$504.6 million) at December 31, 2006, compared to RMB3.4 billion (US$418.5 million) at December 31, 2005.

William Ding, Chief Executive Officer and Director of NetEase stated, “Overall, we were satisfied with the results of the fourth quarter, and pleased with the strong growth rates in total revenues, online game revenues and net profit achieved for fiscal year 2006. We also made significant progress during the year with regard to our games and game upgrades under development. Tianxia II is on schedule for open beta testing beginning March 1, which we expect will be followed closely by its commercial launch. The testing process for Tianxia II has proceeded smoothly and without interruption, and we are confident in the market potential and player appeal of this next generation online 3D game. During the fourth quarter in 2006, we also made substantial progress with Westward Journey III which will enter internal closed beta testing during the second quarter of this year followed by open beta testing in the third quarter. In addition, the latest expansion pack for Fantasy Westward Journey was released late last month.”

“We are equally enthusiastic about our portal strategy in 2006,” Mr. Ding continued. “Our online communities on our portals, 30-plus million active email users, number one free email ranking in China, and growing blog community are all highly valuable assets.”

Fourth Quarter Financial Results

Total revenues for the fourth quarter ended December 31, 2006 were RMB540.3 million (US$69.2 million) compared with RMB571.9 million (US$72.4 million) for the third quarter of 2006, representing a decrease of 5.5%. Total revenues increased 10.9% from RMB487.3 million (US$60.4 million) for the fourth quarter of 2005.

Revenues from online games were RMB451.6 million (US$57.9 million) for the fourth quarter of 2006, representing a decrease of 3.5% from RMB467.9 million (US$59.2 million) for the third quarter of 2006 and an increase of 12.6% over RMB400.9 million (US$49.7 million) for the fourth quarter of 2005.

Revenues from advertising services were RMB72.1 million (US$9.2 million) for the fourth quarter of 2006, representing a decrease of 13.5% from RMB83.4 million (US$10.5 million) for the third quarter of 2006 and an increase of 4.3% over RMB69.1 million (US$8.6 million) for the fourth quarter of 2005.

Revenues from wireless value-added services and others were RMB16.6 million (US$2.1 million) for the fourth quarter of 2006, representing a decrease of 19.4% from RMB20.6 million (US$2.6 million) for the third quarter of 2006 and a decrease of 3.5% from RMB17.2 million (US$2.1 million) for the fourth quarter of 2005.

GAAP gross profit for the fourth quarter of 2006 was RMB456.7 million (US$58.5 million), compared to RMB448.1 million (US$56.7 million) for the third quarter of 2006 and RMB386.2 million (US$47.9 million) for the same period last year. The Company’s non-GAAP gross profit in the fourth quarter was RMB460.4 million (US$59.0 million), representing an increase of 1.8% over the previous quarter’s non-GAAP gross profit of RMB452.3 million (US$57.2 million), and an increase of 19.2% over non-GAAP gross profit of RMB386.2 million (US$47.9 million) for the corresponding period a year ago. The non-GAAP financial measures included in this release exclude the effect of certain non-cash, share based compensation expenses. The reconciliation of GAAP measures with non-GAAP measures for gross profit, operating expenses, net profit and net profit per ADS is set forth in the Company’s unaudited financial information below.

Total GAAP gross margin for the fourth quarter of 2006 was 82.4%, compared to 81.7% for the third quarter of 2006 and 82.6% for the same period last year. Total non-GAAP gross margin for the fourth quarter was 83.1% compared with non-GAAP gross margin of 82.5% for the preceding quarter and 82.6% for the same period last year. The increase was primarily attributable to the increase in the gross margin for online games for the reason explained below.

GAAP gross margin for the online game business for the fourth quarter of 2006 was 90.3%, compared to 89.4% for the third quarter of 2006 and 89.4% for the same period last year. Non-GAAP gross margin for the online game business for the fourth quarter of 2006 was 90.6% compared with non-GAAP gross margin of 89.7% for the preceding quarter and 89.4% for the fourth quarter of 2005. The increase was primarily due to a one-time business tax refund of RMB35.5 million (US$4.5 million) which was approved by the relevant local tax bureau in the fourth quarter of 2006.

GAAP gross margin for the advertising business for the fourth quarter of 2006 was 50.5%, compared to 56.1% for the third quarter of 2006 and 62.9% for the same period last year. Non-GAAP gross margin for the online advertising business for the fourth quarter of 2006 was 53.1% compared to non-GAAP gross margin of 58.9% for the preceding quarter and 62.9% for the fourth quarter of 2005. The quarter-over-quarter decrease was primarily due to the seasonal decline in advertising services revenue in the fourth quarter while costs remained relatively stable. The year-over-year decrease was primarily due to the increase in salaries and other benefits paid to content editors and the increased costs associated with the Company’s online advertising business so as to enhance the content and attractiveness of the NetEase websites.

GAAP gross loss margin for the wireless value-added services and others business for the fourth quarter of 2006 was 18.9%, compared to gross profit margin of 3.4% for the third quarter of 2006 and gross loss margin of 1.3% for the same period last year. Non-GAAP gross loss margin for the wireless value-added services and others business for the fourth quarter of 2006 was 14.6%

compared with non-GAAP gross profit margin of 7.6% for the preceding quarter and gross loss margin of 1.3% for the fourth quarter of 2005. The decline in gross margin was mainly due to the full quarter impact of the implementation of a new requirement from mobile operators that customers provide double confirmations to order SMS monthly subscriptions and the further strengthening of billing policies and procedures of certain provincial mobile network operators. The year-over-year decrease was primarily due to increased server depreciation costs associated with the Company’s free email services and redundancy costs paid to staff in rationalizing the wireless value-added services business.

Total GAAP operating expenses for the fourth quarter of 2006 were RMB123.9 million (US$15.9 million), compared to RMB131.5 million (US$16.6 million) for the third quarter of 2006 and RMB94.9 million (US$11.8 million) for the same period last year. Total non-GAAP operating expenses for the fourth quarter of 2006 were RMB104.5 million (US$13.4 million), compared with RMB109.7 million (US$13.9 million) for the preceding quarter and RMB94.9 million (US$11.8 million) for the same period last year. The decrease in non-GAAP operating expenses in comparison to the preceding quarter was primarily due to lower marketing expenses resulting from the completion of a substantial marketing campaign launched in the third quarter. The decrease was partially off-set by a higher provision for doubtful debts of RMB1.6 million (US$0.2 million). The year-over-year increase was primarily due to a one-time write-off of RMB11.6 million (US$1.4 million) in software cost for the Company’s licensed online 3D game, Fly for Fun, and increased research and development expenses associated with increased staffing for the enhancement of existing products and for the development of new products.

As a result of the translation of foreign currency denominated assets and liabilities into Renminbi in accordance with applicable accounting standards, the Company recorded a foreign exchange gain of RMB1.3 million (US$172,000) in the fourth quarter of 2006, compared to a foreign exchange gain of RMB219,000 (US$28,000) in the preceding quarter. The Company recorded RMB1.9 million (US$0.2 million) in foreign exchange loss in the fourth quarter of 2005.

GAAP net profit for the fourth quarter totaled RMB320.2 million (US$41.0 million), compared to RMB314.8 million (US$39.8 million) for the third quarter of 2006 and RMB276.7 million (US$34.3 million) for the same period last year. Non-GAAP net profit for the fourth quarter totaled RMB343.3 million (US$44.0 million), a 0.7% increase over the previous quarter’s non-GAAP net profit of RMB340.8 million (US$43.1 million) and a 24.1% increase over non-GAAP net profit of RMB276.7 million (US$34.3 million) for the fourth quarter of 2005. NetEase reported GAAP basic and diluted earnings per ADS of US$0.32 and US$0.30 for the fourth quarter of 2006, respectively, which includes the impact of approximately US$3.0 million, or US$0.02 per ADS, in non-cash, share-based compensation costs. The Company reported GAAP basic and diluted earnings per ADS of US$0.31 and US$0.29 for the third quarter of 2006, and US$0.27 and US$0.25 for the fourth quarter of 2005, respectively.

Fiscal Year 2006 Financial Results

Total revenues for fiscal year 2006 totaled RMB2,217.2 million (US$284.1 million), a 30.9% increase over fiscal 2005 revenues of RMB1,694.4 million (US$210.0 million). Online game revenues for fiscal 2006 totaled RMB1,856.1 million (US$237.8 million), up 34.5% from RMB1,379.5 million (US$170.9 million) in fiscal 2005, which was primarily attributable to the continued growth in the popularity of Fantasy Westward Journey. Advertising revenues grew 18.5%, due primarily to an overall expansion of China’s robust online advertising market, whereas wireless value-added services and others revenues grew 2.3% year-over-year.

Gross margin was 82.4% in fiscal 2006, remained relatively stable in comparison to 82.9% in fiscal 2005. Non-GAAP gross margin was 83.2% in fiscal 2006, up from 82.9% in fiscal 2005.

GAAP net profit for fiscal 2006 was RMB1,242.8 million (US$159.2 million) or basic and diluted earnings per ADS of US$1.23 and US$1.14, respectively, compared to RMB932.0 million (US$115.5 million) or basic and diluted earnings per ADS of US$0.90 and US$0.82, respectively, for fiscal 2005. Non-GAAP net profit in fiscal 2006 was RMB1,344.1 million (US$172.2 million) or basic and diluted earnings per ADS of US$1.23 and US$1.14, respectively, compared to RMB932.0 million (US$115.5 million) or basic and diluted earnings per ADS of US$0.90 and US$0.82, respectively, for fiscal 2005.

Other Information

As of December 31, 2006, the Company’s total cash and time deposit balance was RMB3.9 billion (US$504.6 million), compared to RMB3.8 billion (US$478.7 million) and RMB3.4 billion (US$418.5 million) as of September 30, 2006 and December 31, 2005, respectively. Cash flow generated from operating activities was approximately RMB531.5 million (US$68.1 million), compared to RMB344.5 million (US$43.6 million) for the preceding quarter and RMB220.3 million (US$27.3 million) for the fourth quarter of 2005.

On August 29, 2006, NetEase announced that its board of directors had approved a share repurchase program of up to US$100 million of the Company’s outstanding ADSs. As of December 31, 2006, the Company had effected transactions in the open market purchasing approximately 3.6 million ADSs for an aggregate purchase amount of approximately US$60.1 million (including transaction costs), representing 60.1% of the total authorized share repurchase amount. The share repurchase program will end on March 4, 2007.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial statements presented in accordance with the U.S. GAAP, NetEase’s management uses non-GAAP measures of gross margin, gross profit, operating expenses, net profit and net profit per ADS, which are adjusted from results based on GAAP to exclude the compensation cost of share-based awards granted to employees under Statement of Financial Accounting Standard 123R, effective from January 1, 2006. The non-GAAP financial measures, by excluding the non-cash, stock-based compensation costs, are provided to enhance the investors’ overall understanding of NetEase’s current financial performance and prospects for the future. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Reconciliations of NetEase’s non-GAAP financial measures to unaudited Condensed Consolidated Statements of Operations are set forth at the end of this release.

NetEase’s management believes that excluding the share-based compensation expense from its GAAP financial measures of gross margin, gross profit, operating expenses, net profit and net profit per American Depositary Share are useful for itself and investors, because it makes a more meaningful comparison of NetEase’s current operating results to those periods prior to the adoption of Statement of Financial Accounting Standard 123R and improves readers’ understanding of NetEase’s performance.

**Note: The conversion of Renminbi (RMB) into U.S. dollars in this release is based on the exchange rate of US$1=RMB7.8041. The percentages stated are calculated based on RMB.**

Notes to Unaudited Financial Information

The unaudited financial information disclosed in this release is preliminary. The audit of the financial statements and related notes to be included in our annual report on Form 20-F for the year ended December 31, 2006 is still in progress. In addition, because an audit of our internal controls over financial reporting in connection with section 404 of the Sarbanes-Oxley Act of 2002 has not yet been completed, we make no representation as to the effectiveness of those internal controls as of the end of fiscal 2006.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this preliminary unaudited financial information.

Conference Call

NetEase’s management team will host a conference call at 9:00 pm Eastern Time on February 26, 2007 (Beijing/Hong Kong Time: 10:00 am, February 27, 2007). Chief Executive Officer William Ding, Chief Financial Officer Denny Lee, and Co-Chief Operating Officer Michael Tong will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 800-289-0485 (international: 913-981-5518), 10-15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 888-203-1112 (international 719-457-0820), and entering passcode 6425478. The replay will be available through March 12, 2007 Eastern Time.

This call is being webcast live and archived, and will be available for 12 months on NetEase’s corporate web site at http://corp.netease.com, Investor Info: Earnings Call.

About NetEase

NetEase.com, Inc. is a leading China-based Internet technology company that pioneered the development of applications, services and other technologies for the Internet in China. Our online communities and personalized premium services have established a large and stable user base for the NetEase websites which are operated by our affiliates. For the month of December 2006, the NetEase websites had more than 710 million average daily page views, making us one of the most popular destinations in China and on the World Wide Web. In particular, NetEase provides online game services to Internet users through the licensing or in-house development of massively multi-player online role-playing games, including Fantasy Westward Journey, Westward Journey Online II and Datang.

NetEase also offers online advertising on its websites which enables advertisers to reach our substantial user base. In addition, NetEase has paid listings on its search engine and web directory and classified ads services, as well as an online mall, which provides opportunities for e-commerce and traditional businesses to establish their own storefront on the Internet. NetEase also offers wireless value-added services such as news and information content, matchmaking services, music and photos from the Web which are sent over SMS, MMS, WAP, IVR and Color Ring-back Tone technologies.

Other community services which the NetEase websites offer include instant messaging, online personal ads, matchmaking, alumni clubs, personal home pages and community forums. NetEase is also the largest provider of free e-mail services in China. Furthermore, the NetEase websites provide various channels of content. NetEase aggregates news content on world events, sports, science and technology, and financial markets, as well as entertainment content such as cartoons, games, astrology and jokes, from over one hundred international and domestic content providers.

*     *     *

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games or expansion packs and other improvements to its existing games do not become as popular as management anticipates; the risk that changes in Chinese government regulation of the online game market may limit future growth of NetEase’s revenue or cause revenue to decline; the risk that NetEase may not be able to continuously develop new and creative online services; the risk that NetEase will not be able to control its expenses in future periods; the impact of the outbreak of severe acute respiratory syndrome, or SARS, in China and risks related to any possible recurrence of SARS or another public health problem in China; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates), general competition and price pressures in the marketplace; the risk that security, reliability and confidentiality concerns may impede broad use of the Internet and e-commerce and other services; the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2005	December 31, 2006	December 31, 2006
	RMB	RMB	USD (Note 1)
Assets

Current assets:
Cash	1,685,744,081	1,206,476,526	154,595,216
Time Deposit	1,691,976,255	2,731,396,687	349,995,091
Accounts receivable, net	69,631,541	131,724,899	16,878,935
Prepayments and other current assets	30,021,448	33,913,350	4,345,581
Deferred tax assets	19,929,499	21,097,746	2,703,418

Total current assets	3,497,302,824	4,124,609,208	528,518,241

Non-current assets:
Non-current rental deposit	1,341,162	3,353,209	429,673
Property, equipment and software, net	126,341,533	224,207,833	28,729,493
Deferred tax assets—long-term portion	—	6,687,329	856,899
Other long-term assets	—	11,458,497	1,468,266

Total non-current assets	127,682,695	245,706,868	31,484,331

Total assets	3,624,985,519	4,370,316,076	560,002,572

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	28,848,690	105,555,248	13,525,614
Salary and welfare payable	46,438,269	54,924,038	7,037,844
Taxes payable	83,828,862	95,476,498	12,234,146
Deferred revenue	231,670,971	385,720,720	49,425,394
Deferred tax liabilities	3,940,854	—	—
Accrued liabilities	20,751,404	31,340,217	4,015,866

Total current liabilities	415,479,050	673,016,721	86,238,864

Long-term Payable:
Zero-coupon Convertible Subordinated Notes due July 15, 2023	806,858,596	780,253,918	99,980,000
Other long-term payable	11,554,512	11,377,256	1,457,856

Total long-term payable	818,413,108	791,631,174	101,437,856

Total liabilities	1,233,892,158	1,464,647,895	187,676,720

Shareholders’ equity	2,391,093,361	2,905,668,181	372,325,852

Minority interests	—	—	—

Total liabilities and shareholders’ equity	3,624,985,519	4,370,316,076	560,002,572

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Quarter Ended				Year Ended
	December 31, 2005	September 30, 2006	December 31, 2006	December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2006
	RMB	RMB	RMB	USD(Note 1)	RMB	RMB	USD(Note 1)
Revenues:
Online game services	400,942,544	467,910,918	451,586,343	57,865,269	1,379,475,803	1,856,062,971	237,831,777
Advertising services	69,087,777	83,359,202	72,087,480	9,237,129	241,200,444	285,772,653	36,618,272
Wireless value-added services and others	17,232,471	20,632,782	16,632,276	2,131,223	73,742,136	75,406,121	9,662,372

Total revenues	487,262,792	571,902,902	540,306,099	69,233,621	1,694,418,383	2,217,241,745	284,112,421
Business taxes	(19,738,004)	(23,297,732)	13,823,672	1,771,335	(82,054,902)	(52,882,275)	(6,776,217)

Total net revenues	467,524,788	548,605,170	554,129,771	71,004,956	1,612,363,481	2,164,359,470	277,336,204
Total cost of revenues	(81,312,339)	(100,461,056)	(97,406,648)	(12,481,471)	(275,236,973)	(381,298,181)	(48,858,700)

Gross profit	386,212,449	448,144,114	456,723,123	58,523,485	1,337,126,508	1,783,061,289	228,477,504

Operating expenses:
Selling and marketing expenses	(37,979,095)	(46,106,919)	(36,825,961)	(4,718,797)	(152,192,422)	(170,142,691)	(21,801,706)
General and administrative expenses	(32,179,955)	(46,650,953)	(49,976,139)	(6,403,831)	(117,942,605)	(179,879,602)	(23,049,372)
Research and development expenses	(24,774,299)	(38,730,988)	(37,112,476)	(4,755,510)	(90,170,092)	(153,162,158)	(19,625,858)

Total operating expenses	(94,933,349)	(131,488,860)	(123,914,576)	(15,878,138)	(360,305,119)	(503,184,451)	(64,476,936)

Operating profit	291,279,100	316,655,254	332,808,547	42,645,347	976,821,389	1,279,876,838	164,000,568
Other income (expenses):
Investment income	—	104,838	102,885	13,183	1,301,975	340,721	43,659
Interest income	20,411,335	24,631,766	22,661,439	2,903,786	58,070,148	94,364,852	12,091,702
Interest expense	—	—	—	—	(344,859)	—	—
Other, net	(2,481,486)	1,588,129	1,283,947	164,522	(8,901,462)	280,670	35,964

Profit before tax	309,208,949	342,979,987	356,856,818	45,726,838	1,026,947,191	1,374,863,081	176,171,893
Income tax	(32,537,941)	(28,200,106)	(37,026,868)	(4,744,540)	(94,957,022)	(132,485,543)	(16,976,403)

Profit after tax	276,671,008	314,779,881	319,829,950	40,982,298	931,990,169	1,242,377,538	159,195,490
Minority interests	—	—	400,046	51,261	—	400,046	51,261

Net profit	276,671,008	314,779,881	320,229,996	41,033,559	931,990,169	1,242,777,584	159,246,751

Earnings per share, basic	0.08	0.10	0.10	0.01	0.29	0.38	0.05

Earnings per ADS, basic	2.12	2.44	2.52	0.32	7.22	9.61	1.23

Earnings per share, diluted	0.08	0.09	0.09	0.01	0.26	0.35	0.05

Earnings per ADS, diluted	1.95	2.26	2.34	0.30	6.59	8.91	1.14

Weighted average number of ordinary shares outstanding, basic	3,263,094,061	3,225,819,282	3,180,435,508	3,180,435,508	3,225,684,510	3,231,832,008	3,231,832,008

Weighted average number of ADS outstanding, basic	130,523,762	129,032,771	127,217,420	127,217,420	129,027,380	129,273,280	129,273,280

Weighted average number of ordinary shares outstanding, diluted	3,580,605,698	3,485,412,140	3,425,090,889	3,425,090,889	3,565,412,019	3,498,405,110	3,498,405,110

Weighted average number of ADS outstanding, diluted	143,224,228	139,416,486	137,003,636	137,003,636	142,616,481	139,936,204	139,936,204

The accompanying notes are an integral part of this press release.

NETEASE.COM INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Quarter Ended					Year Ended
	December 31, 2005	September 30, 2006	December 31, 2006	December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2006
	RMB	RMB	RMB	USD(Note 1)	RMB	RMB	USD(Note 1)
Cash flows from operating activities:
Net profit	276,671,008	314,779,881	320,229,996	41,033,559	931,990,169	1,242,777,584	159,246,751
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	11,889,502	20,216,665	26,202,590	3,357,542	40,904,586	78,370,029	10,042,161
Non-cash share compensation cost	—	25,989,512	23,055,508	2,954,281	13,835	101,286,676	12,978,649
Provision for doubtful debts	1,538,472	2,722,739	4,316,554	553,114	3,561,765	7,487,619	959,447
Amortization of issuance cost of convertible notes	1,915,050	530,114	—	—	7,755,532	4,331,016	554,967
Loss on disposal of property, equipment and software	—	—	59,986	7,686	—	586,254	75,121
Write-off of property, equipment and software	—	—	2,024,936	259,471	—	13,663,387	1,750,796
Non-cash exchange losses (gains)	1,920,572	(219,222)	(1,344,778)	(172,317)	8,360,834	584,612	74,911
Share of loss by minority interests	—	—	(400,046)	(51,261)	—	(400,046)	(51,261)
Changes in operating assets and liabilities:
Accounts receivable	3,985,536	(23,966,921)	(18,262,206)	(2,340,078)	(16,888,544)	(69,580,977)	(8,915,951)
Prepayments and other current assets	707,740	(15,707,637)	31,760,833	4,069,761	(13,134,958)	(13,921,921)	(1,783,923)
Deferred assets	—	—	—	—	326,670	—	—
Deferred tax assets	(548,886)	(2,391,803)	(8,044,972)	(1,030,865)	(19,929,499)	(7,855,576)	(1,006,596)
Accounts payable	(99,633,134)	(13,204,082)	39,050,562	5,003,852	12,823,515	45,117,500	5,781,256
Salary and welfare payables	17,020,247	(4,015,330)	13,764,854	1,763,798	10,355,713	9,411,771	1,206,003
Taxes payable	1,642,269	12,449,108	12,922,506	1,655,861	39,819,520	23,434,362	3,002,827
Deferred revenue	407,992	33,785,515	81,097,799	10,391,691	96,774,108	154,049,749	19,739,592
Deferred tax liabilities	3,940,854	479,699	(4,474,045)	(573,294)	3,940,854	(3,940,854)	(504,972)
Accrued liabilities	(1,147,966)	(6,996,754)	9,563,582	1,225,456	(1,884,669)	10,707,608	1,372,049

Net cash provided by operating activities	220,309,256	344,451,484	531,523,659	68,108,257	1,104,789,431	1,596,108,793	204,521,827

Cash flows from investing activities
Purchase of property, equipment and software	(14,900,930)	(52,529,277)	(33,496,300)	(4,292,141)	(92,608,975)	(142,513,502)	(18,261,363)
Proceeds from sale of property, equipment and software	—	—	—	—	—	148,076	18,974
Increase in held-to-maturity investments	—	—	—	—	165,532,000	—	—
Net change in time deposits with terms of three months or less	395,561,264	(536,649,818)	(85,380,462)	(10,940,462)	(637,492,419)	(563,980,613)	(72,267,220)
Placement/rollover of matured time deposits	(655,507,939)	(668,307,391)	(655,105,518)	(83,943,763)	(1,054,979,194)	(1,600,926,277)	(205,139,129)
Uplift/rollover of matured time deposits	—	469,599,506	655,507,938	83,995,328	—	1,125,107,444	144,168,763
Net (increase)/decrease in other assets	—	(2,570,962)	583,578	74,778	799,232	(36,077,586)	(4,622,902)

Net cash used in investing activities	(274,847,605)	(790,457,942)	(117,890,764)	(15,106,260)	(1,618,749,356)	(1,218,242,458)	(156,102,877)

Cash flows from financing activities:
Proceed from employees exercising stock options	1,431,465	27,755,249	207,554	26,596	105,692,433	44,127,417	5,654,389
Repurchase of company shares	—	(135,413,438)	(336,251,381)	(43,086,503)	—	(873,406,019)	(111,916,303)
Payment of other long-term payable	(199,979)	—	—	—	(195,067)	(177,256)	(22,713)
Capital injection from minority interests	—	—	400,046	51,261	—	400,046	51,261

Net cash (used in)/provided by financing activities	1,231,486	(107,658,189)	(335,643,781)	(43,008,646)	105,497,366	(829,055,812)	(106,233,366)

Effect of exchange rate changes on cash held in foreign currencies	(4,229,442)	(9,186,668)	(8,871,965)	(1,136,834)	(29,684,897)	(28,078,078)	(3,597,862)
Net increase (decrease) in cash	(57,536,305)	(562,851,315)	69,117,149	8,856,517	(438,147,456)	(479,267,555)	(61,412,278)
Cash, beginning of the year/quarter	1,743,280,386	1,700,210,692	1,137,359,377	145,738,699	2,123,891,537	1,685,744,081	216,007,494

Cash, end of the year/quarter	1,685,744,081	1,137,359,377	1,206,476,526	154,595,216	1,685,744,081	1,206,476,526	154,595,216

Supplemental disclosures of cash flow information:
Cash paid for income taxes, net of tax refund	25,963,450	46,273,131	16,946,423	2,171,477	67,993,005	125,238,532	16,047,787
Supplemental schedule of non-cash investing and financing activites:
Treasurty stock cancellation	—	401,741,200	282,862,720	36,245,399	—	684,603,920	87,723,622
Fixed asset purchases financed by accounts payable	—	—	19,262,046	2,468,196	—	20,051,899	2,569,406

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED SEGMENT INFORMATION

	Quarter Ended				Year Ended
	December 31, 2005	September 30, 2006	December 31, 2006	December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2006
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Revenues:
Online game services	400,942,544	467,910,918	451,586,343	57,865,269	1,379,475,803	1,856,062,971	237,831,777
Advertising services	69,087,777	83,359,202	72,087,480	9,237,129	241,200,444	285,772,653	36,618,272
Wireless value-added services and others	17,232,471	20,632,782	16,632,276	2,131,223	73,742,136	75,406,121	9,662,372

Total revenues	487,262,792	571,902,902	540,306,099	69,233,621	1,694,418,383	2,217,241,745	284,112,421

Business taxes:
Online game services	(13,231,104)	(15,441,061)	20,578,370	2,636,867	(58,851,439)	(25,769,359)	(3,302,028)
Advertising services	(5,872,461)	(7,085,532)	(6,127,436)	(785,156)	(20,502,038)	(24,290,676)	(3,112,553)
Wireless value-added services and others	(634,439)	(771,139)	(627,262)	(80,376)	(2,701,425)	(2,822,240)	(361,636)

Total business taxes	(19,738,004)	(23,297,732)	13,823,672	1,771,335	(82,054,902)	(52,882,275)	(6,776,217)

Net revenues:
Online game services	387,711,440	452,469,857	472,164,713	60,502,136	1,320,624,364	1,830,293,612	234,529,749
Advertising services	63,215,316	76,273,670	65,960,044	8,451,973	220,698,406	261,481,977	33,505,719
Wireless value-added services and others	16,598,032	19,861,643	16,005,014	2,050,847	71,040,711	72,583,881	9,300,736

Total net revenues	467,524,788	548,605,170	554,129,771	71,004,956	1,612,363,481	2,164,359,470	277,336,204

Cost of revenues:
Online game services	(41,052,587)	(47,833,799)	(45,733,082)	(5,860,135)	(137,301,493)	(178,676,915)	(22,895,263)
Advertising services	(23,450,822)	(33,447,437)	(32,636,526)	(4,181,972)	(78,589,395)	(125,183,293)	(16,040,708)
Wireless value-added and others	(16,808,930)	(19,179,820)	(19,037,040)	(2,439,364)	(59,346,085)	(77,437,973)	(9,922,729)

Total cost of revenues	(81,312,339)	(100,461,056)	(97,406,648)	(12,481,471)	(275,236,973)	(381,298,181)	(48,858,700)

Gross profit/(loss):
Online game services	346,658,853	404,636,058	426,431,631	54,642,001	1,183,322,871	1,651,616,697	211,634,486
Advertising services	39,764,494	42,826,233	33,323,518	4,270,001	142,109,011	136,298,684	17,465,011
Wireless value-added services and others	(210,898)	681,823	(3,032,026)	(388,517)	11,694,626	(4,854,092)	(621,993)

Total gross profit	386,212,449	448,144,114	456,723,123	58,523,485	1,337,126,508	1,783,061,289	228,477,504

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

RECONCILIATIONS TO UNAUDITED STATEMENTS OF OPERATIONS

NON-GAAP GROSS PROFIT, TOTAL OPERATING EXPENSES, NET PROFIT AND EARNINGS PER SHARE

EXCLUDING SHARE-BASED COMPENSATION EXPENSE

	Quarter Ended				Year Ended
	December 31, 2005	September 30, 2006	December 31, 2006	December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2006
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD(Note 1)
Gross Profit
GAAP gross profit	386,212,449	448,144,114	456,723,123	58,523,485	1,337,126,508	1,783,061,289	228,477,504
Add: share-based compensation cost	—	4,184,265	3,650,046	467,709	—	16,614,309	2,128,921

Non-GAAP gross profit	386,212,449	452,328,379	460,373,169	58,991,194	1,337,126,508	1,799,675,598	230,606,425

Operating expenses
GAAP operating expenses	(94,933,349)	(131,488,860)	(123,914,576)	(15,878,138)	(360,305,119)	(503,184,451)	(64,476,936)
Add: share-based compensation cost
- Selling and marketing expenses	—	5,406,776	4,943,118	633,400	—	21,147,343	2,709,773
- General and administrative expenses	—	9,534,605	8,940,057	1,145,558	13,835	37,360,433	4,787,283
- Research and development expenses	—	6,863,866	5,522,287	707,614	—	26,164,591	3,352,672

Non-GAAP operating expenses	(94,933,349)	(109,683,613)	(104,509,114)	(13,391,566)	(360,291,284)	(418,512,084)	(53,627,208)

Net profit
GAAP net profit	276,671,008	314,779,881	320,229,996	41,033,559	931,990,169	1,242,777,584	159,246,751
Add: share-based compensation cost	—	25,989,512	23,055,508	2,954,281	13,835	101,286,676	12,978,649

Non-GAAP net profit	276,671,008	340,769,393	343,285,504	43,987,840	932,004,004	1,344,064,260	172,225,400

Earnings per share, diluted
GAAP earnings per ADS, diluted	1.95	2.26	2.34	0.30	6.59	8.91	1.14
Add: Adjustment for dilutive impact of share-based compensation	—	0.19	0.17	0.02	—	0.72	0.09

Non-GAAP earnings per ADS, diluted	1.95	2.45	2.51	0.32	6.59	9.63	1.23

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB7.8041 on December 31, 2006 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

Note 2: Effective from March 27, 2006, the Company changed its ADR to ordinary share ratio from one ADR for every 100 ordinary shares to one ADR for every 25 ordinary shares. The basic and diluted earnings per ADR and the basic and diluted weighted average number of ADSs outstanding for the comparative period ended December 31, 2005 have been restated to conform to the current ADR ratio for the period ended December 31, 2006 accordingly.